Exhibit 99.1
Form: 12 Issuer Name: ENCANA CORPORATION (the “Corporation”)
Stock Symbol: ECA
1.	Securities Sought — State the following:
a)	Class(es) of securities subject to the NCIB: Common Shares

b)	Total number of securities:
i)	issued and outstanding: (as of October 31, 2008 ):

Approximately 750,878,947

ii)	if applicable, in the total public float : (as of October 31, 2008):

Approximately 749,570,863
c)	Percentage of securities that may be purchased under the NCIB:
i)	% of issued and outstanding (maximum 5%): n/a

ii)	% of the public float, as the case may be (maximum 10%): 10%
d)	Maximum number of securities that may be acquired under the NCIB: 74,957,086

e)	Number of securities the issuer intends to acquire under the NCIB:

74,957,086 (subject to market conditions)

f)	Is the issuer an investment fund: No
i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 3,552,706
g)	Does the issuer have a class of restricted securities: None issued and outstanding

If the answer is YES:
i)	describe the voting rights of all equity securities: n/a

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: n/a
h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with:
All Common Shares purchased under the NCIB will be cancelled.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 Issuer Name:	Stock Symbol:
2.	Duration — State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005):

November 13, 2008 to November 12, 2009

3.	Method of Acquisition — State the following:
a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:

Purchases will be made through the facilities of the TSX and the New York Stock Exchange.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes

c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: No
4.	Consideration Offered — State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: None

5.	Reasons for the NCIB — State the purpose or business reasons for the NCIB:

The Corporation believes that the purchase of Common Shares can, from time to time, be undertaken at prices that make their acquisition an appropriate use of the Corporation’s funds.

6.	Valuation — State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the knowledge of the directors and officers (excluding those persons who are entitled to rely on the exemptions contained in National Instrument 55-101) of the Corporation, after reasonable enquiry, no independent appraisal or valuation or material non-independent appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities. The Corporation, in accordance with usual practices in the oil and gas industry, prepares annual independent engineering evaluations of the petroleum and natural gas reserves of the Corporation and its subsidiaries, a summary of which is publicly disclosed annually.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 Issuer Name:	Stock Symbol:
7.	Previous Purchases — Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:
(a)	Method of acquisition: Normal Course Issuer Bid

(b)	The number of securities purchased: 4,854,200

(c)	The weighted average price paid: US $67.13
8.	Persons Acting Jointly or In Concert with the Issuer — Disclose the identity of any party acting jointly or in concert with the issuer: None

9.	Acceptance by Insiders, Affiliates and Associates —
a)	Name of every director or senior officer of the issuer (excluding those persons who are entitled to rely on the exemptions contained in National Instrument 55-101 (“Reporting Insiders”)) who intends to sell securities of the issuer during the course of the NCIB:

Sherri A. Brillon; Gregory R. Dighero; Anthony R. DiMaio; Kerry D. Dyte; Michael A. Grandin; Darrin J. Henke; John L. Keplinger; David P. O’Brien; Gerard J. Protti; Ivor M. Ruste; Paul R. Sander; John Schopp; Donald T. Swystun; Mark R. Van de Veen; Mary A. Viviano; Jeff E. Wojahn; and Renee E. Zemljak.

b)	where their intention is known after reasonable enquiry, the name of every associate of a Reporting Insider of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None
10.	Benefits from the NCIB — State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: None

11.	Material Changes in the Affairs of the Issuer — Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

None

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 Issuer Name:	Stock Symbol:
12.	Participating Organization Information —
a)	Name of brokerage firm: UBS Securities Canada Inc.

b)	Name of registered representative: Tom Scheuring

c)	Address of brokerage firm: 161 Bay Street, Suite 4100, P.O. Box 617, Toronto, ON M5J 2S1

d)	Fax number: 416-350-2264

e)	Telephone number: 416-350-2275
13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: n/a
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Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12 Issuer Name:	Stock Symbol:
14.	Certificate — The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

“Sherri A. Brillon”
NAME: Sherri A. Brillon
TITLE: Executive Vice-President, Strategic Planning and Portfolio Management
DATE: November 10, 2008

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)